CARPARTS.COM, INC.

August 10, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CarParts.com, Inc.—Registration Statement on Form S-3 (File No. 333-240467)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-240467) (as amended, the “Registration Statement”) of CarParts.com, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 2:00 p.m., Eastern time, on August 11, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Anthony Epps at (303) 968-7892.

Very truly yours,

CARPARTS.COM, INC.

/s/ David Meniane
David Meniane
Chief Financial Officer and Chief Operating Officer